UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: August 1, 2024

Commission file number 1-12874
_________________________
TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Corporation dated August 1, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: August 1, 2024	By:	/s/ Brody Speers
Brody Speers Vice President, Finance & Treasurer (Principal Financial and Accounting Officer)

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

TEEKAY CORPORATION REPORTS
SECOND QUARTER 2024 RESULTS
Highlights
•GAAP net income attributable to shareholders of Teekay of $33.8 million, or $0.36 per share, and adjusted net income attributable to shareholders of Teekay(2) of $33.2 million, or $0.36 per share, in the second quarter of 2024 (excluding items listed in Appendix A to this release).
•Tanker market remains firm, with Teekay Tankers securing third quarter 2024 to-date average spot rates of $40,800 per day for its Suezmax fleet and $45,300 per day for its Aframax fleet, respectively.
•In May 2024, Teekay Tankers agreed to sell two 2005-built vessels for combined gross proceeds of $64.8 million. In addition, in July 2024, Teekay Tankers completed the acquisition of a 2021-built Aframax tanker for $70.5 million.
•In line with Teekay Tankers' fixed dividend policy, Teekay Tankers declared a quarterly cash dividend of $0.25 per common share for the quarter ended June 30, 2024.
Hamilton, Bermuda, August 1, 2024 - Teekay Corporation (Teekay or the Company) (NYSE:TK) today reported results for the three months ended June 30, 2024. These results include the Company’s publicly-listed consolidated subsidiary, Teekay Tankers Ltd. (Teekay Tankers) (NYSE:TNK), and all remaining subsidiaries and equity-accounted investments. Teekay, together with its subsidiaries other than Teekay Tankers, is referred to in this release as Teekay Parent. Please refer to the second quarter of 2024 earnings release of Teekay Tankers, which is available on Teekay's website at www.teekay.com, for additional information on Teekay Tankers' results.
Financial Summary

	Three Months Ended
	June 30,	March 31	June 30,
(in thousands of U.S. dollars, except per share amounts)	2024	2024	2023
	(unaudited)	(unaudited)	(unaudited)
TEEKAY CORPORATION CONSOLIDATED
GAAP FINANCIAL COMPARISON
Revenues	326,139	365,050	395,400
Income from vessel operations	102,243	140,478	157,667
Net income attributable to the shareholders of Teekay	33,820	54,636	40,338
Earnings per common share of Teekay(1)	0.36	0.59	0.43
NON-GAAP FINANCIAL COMPARISON
Adjusted EBITDA (2)	124,616	152,195	182,051
Adjusted net income attributable to shareholders of Teekay (2)	33,170	41,014	42,773
Adjusted net earnings per share attributable to shareholders of Teekay (1)(2)	0.36	0.44	0.45
	As at	As at	As at
	June 30,	March 31	December 31,
(in thousands of U.S. dollars, except number of shares)	2024	2024	2023
	(unaudited)	(unaudited)	(unaudited)
TEEKAY PARENT
Net cash (3)	328,442	291,341	287,433
Market value of investment in Teekay Tankers (4)	673,979	572,113	489,445
Number of outstanding shares of common stock at end of period	91,835,937	91,378,415	91,006,182
(1)Basic per share amounts.
(2)These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).
(3)Teekay Parent's net cash as of June 30, 2024 includes cash and cash equivalents and short-term investments. Teekay Parent's net cash position increased compared to March 31, 2024, primarily due to cash dividends of $22.0 million received from Teekay Tankers, changes in working capital balances, and cash flow generated during the three months ended June 30, 2024.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(4)Teekay Parent owned 9.8 million Teekay Tankers Class A and B common shares as at June 30, 2024, March 31, 2024 and December 31, 2023, and as of such dates, the closing prices of Teekay Tankers Class A common shares were $68.81 per share, $58.41 per share, and $49.97 per share, respectively.
CEO Commentary
“Teekay posted strong financial results for the second quarter and first half of 2024,” commented Kenneth Hvid, Teekay’s President and CEO. "The main contributor was Teekay Tankers, who reported strong quarterly results driven by robust market fundamentals in the mid-size tanker segment, which continues to support historically high mid-size spot tanker rates and utilization.”

“Since reporting earnings last quarter, Teekay Tankers took incremental steps to renew its fleet by agreeing to sell two of its oldest vessels for combined gross proceeds of $64.8 million, and by acquiring a 2021-built Aframax vessel for $70.5 million. We are pleased that Teekay Tankers was able to redeploy capital from the sale of older vessels into more modern tonnage, while continuing to return capital to its shareholders and building investment capacity for larger accretive growth opportunities at the right time.”

“Looking ahead to the third quarter of 2024, spot tanker rates have remained firm, with bookings to-date averaging $40,800 per day for Suezmax vessels and $45,300 for Aframax vessels. With Teekay Tankers' high operating leverage and debt-free balance sheet(1), we believe we are well positioned to continue benefiting from strong tanker market fundamentals.”

(1)    Teekay Tankers' share of debt in its 50/50 non-consolidated joint venture, which owns one Very Large Crude Carrier (VLCC), is $9.4 million as of June 30, 2024.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary of Results
The Company's GAAP net income and adjusted net income attributable to shareholders of Teekay decreased for the second quarter of 2024 compared to the same quarter of the prior year, primarily due to lower average spot tanker rates and the sale of two vessels between the fourth quarter of 2023 and the first quarter of 2024, as well as a higher number of scheduled dry dockings in the second quarter of 2024, partially offset by lower income tax expense and higher net interest income.

The following table highlights the operating performance of Teekay Tankers' vessels trading in revenue sharing arrangements (RSAs), voyage charters and full-service lightering, in each case measured in net revenues(a) per revenue day(b), or time-charter equivalent (TCE) rates, before off-hire bunker expenses:

	Three Months Ended
	June 30, 2024(b)	March 31, 2024(b)	June 30, 2023(b)
Suezmax revenue days	2,163	2,248	2,269
Suezmax spot TCE per revenue day (b)	$44,898	$47,349	$57,566
Aframax / LR2 revenue days	2,082	2,157	2,177
Aframax / LR2 spot TCE per revenue day (b)	$43,590	$48,754	$50,100

(a)    Net revenues is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" for a definition of this term.
(b)    Revenue days are the total number of calendar days Teekay Tankers' vessels were in its possession during a period, less the total number of off-hire days during the period associated with major repairs or modifications, dry dockings or special or intermediate surveys. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue but is not employed, are included in revenue days.
Please refer to Teekay Tankers' second quarter of 2024 earnings release for additional information about its financial results.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary of Recent Events
Teekay Tankers

In May 2024, Teekay Tankers agreed to sell one 2005-built Aframax vessel and one 2005-built Suezmax vessel for combined gross proceeds of approximately $64.8 million. The vessels are expected to be delivered to the buyer during the third or fourth quarter of 2024. Teekay Tankers expects to record a combined gain on sale of approximately $27 million for these vessels on closing.

In May 2024, Teekay Tankers extended the charter-in contract for one Aframax vessel for an additional 12 months at a rate of $34,000 per day and secured an additional one-year option period on the charter. In addition, in June 2024, Teekay Tankers out-chartered one Aframax vessel for $49,750 per day for 12 months.

In June 2024, Teekay Tankers agreed to purchase one 2021-built Aframax vessel for $70.5 million. The vessel purchase was completed in July 2024 with cash and it is currently unencumbered.

The following table presents Teekay Tankers’ TCE rates booked to date in the third quarter of 2024 for its spot-traded fleet, together with the percentage of total revenue days currently fixed for the third quarter:

	Third Quarter 2024 To-Date Spot Tanker Rates
	TCE Rates Per Day	% Fixed
Suezmax	$40,800	40%
Aframax / LR2 (1)	$45,300	41%

(1)    Rates and percentage booked to date include Aframax RSA and non-RSA voyage charters and full-service lightering for all Aframax and LR2 vessels, whether trading in the clean or dirty spot market.

Please refer to Teekay Tankers' second quarter of 2024 earnings release for additional information about recent developments of Teekay Tankers.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

About Teekay
Teekay is a leading provider of international crude oil marine transportation and other marine services. Teekay provides these services directly and through its controlling ownership interest in Teekay Tankers Ltd. (NYSE: TNK), one of the world’s largest owners and operators of mid-sized crude tankers. The consolidated Teekay entities manage and operate approximately 65 conventional tankers and other marine assets, including vessels operated for the Australian government. With offices in 8 countries and approximately 2,200 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading energy companies.
Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
For Investor Relations enquiries contact:

E-mail: investor.relations@teekay.com
Website: www.teekay.com

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission (SEC). These non-GAAP financial measures, which include Adjusted Net Income Attributable to Shareholders of Teekay, Adjusted EBITDA and Net Revenues, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings across companies, and therefore may not be comparable to similar measures presented by other companies. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management.
Non-GAAP Financial Measures
Adjusted Net Income Attributable to Shareholders of Teekay excludes certain items of income or loss from GAAP net income that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Adjusted EBITDA represents EBITDA (i.e., net income before interest, taxes, and depreciation and amortization), adjusted to exclude certain items the timing or amount of which cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include foreign currency exchange gains and losses, write-downs and/or gains and losses on sale of operating assets, unrealized gains and losses on derivative instruments, equity income (loss), and other income or loss. Adjusted EBITDA also excludes realized gains or losses on interest rate swaps (as management, in assessing the Company's performance, views these gains or losses as an element of interest expense), and realized gains or losses on interest rate swaps resulting from amendments or terminations of underlying instruments.
Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Please refer to Appendix C of this release for reconciliation of Adjusted EBITDA to net income, which is the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Net Revenues represents income from vessel operations before vessel operating expenses, time-charter hire expenses, depreciation and amortization, general and administrative expenses, gain on sale, and restructuring charges. Since the amount of voyage expenses the Company incurs for a particular charter depends on the type of the charter, the Company includes these costs in Net Revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters and contracts. The Company principally uses Net Revenues, a non-GAAP financial measure, because the Company believes it provides more meaningful information about the deployment of the Company's vessels and their performance than does income from vessel operations, the most directly comparable financial measure under GAAP.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Statements of Income
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2024	2024	2023	2024	2023
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	326,139	365,050	395,400	691,189	814,101
Voyage expenses	(100,097)	(116,531)	(118,082)	(216,628)	(242,269)
Vessel operating expenses	(63,767)	(60,010)	(60,092)	(123,777)	(121,014)
Time-charter hire expenses	(19,670)	(19,516)	(18,691)	(39,186)	(31,636)
Depreciation and amortization	(22,373)	(23,318)	(24,384)	(45,691)	(48,359)
General and administrative expenses	(17,989)	(16,798)	(16,426)	(34,787)	(31,642)
Gain on sale of assets	—	11,601	—	11,601	—
Restructuring charges	—	—	(58)	—	(1,677)
Income from vessel operations	102,243	140,478	157,667	242,721	337,504

Interest expense	(1,003)	(4,897)	(5,956)	(5,900)	(17,333)
Interest income	9,773	9,035	4,766	18,808	10,354
Equity income	905	1,368	1,120	2,273	2,250
Income tax (expense) recovery	(3,789)	2,847	(9,091)	(942)	(11,692)
Other – net	2,121	(1,068)	(98)	1,053	(2,762)
Net income	110,250	147,763	148,408	258,013	318,321
Net income attributable to non-controlling interests	(76,430)	(93,127)	(108,070)	(169,557)	(229,220)
Net income attributable to the shareholders of Teekay Corporation	33,820	54,636	40,338	88,456	89,101
Earnings per common share(1) of Teekay Corporation
–Basic	$0.36	$0.59	$0.43	$0.95	$0.92
–Diluted	$0.35	$0.57	$0.41	$0.92	$0.89
Weighted-average number of common shares outstanding(1)
–Basic	93,120,405	92,802,278	94,396,675	92,961,341	96,447,748
–Diluted	95,194,414	95,034,041	96,754,345	95,114,227	98,605,221

(1)Weighted-average number of common shares outstanding includes common shares related to non-forfeitable stock-based compensation.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at	As at	As at
	June 30,	March 31,	December 31,
	2024	2024	2023
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents - Teekay Parent	262,336	180,948	114,829
Cash and cash equivalents - Teekay Tankers	426,841	369,744	365,251
Short-term investments - Teekay Parent (1)	66,106	110,393	172,604
Assets held for sale	36,446	36,505	11,910
Accounts receivable	115,345	109,075	117,794
Bunker and lube oil inventory	49,760	54,868	53,219
Accrued revenue and other current assets	81,859	101,499	85,650
Restricted cash - Teekay Tankers	679	679	691
Vessels and equipment - Teekay Tankers	1,090,899	1,099,967	1,158,210
Operating lease right-of-use assets	63,704	65,870	76,314
Net investment in and loans to equity-accounted investment	18,004	17,098	15,731
Other non-current assets	36,905	28,009	24,435
Total Assets	2,248,884	2,174,655	2,196,638
LIABILITIES AND EQUITY
Accounts payable and other current liabilities	115,582	99,594	116,422
Current portion of long-term debt and finance leases - Teekay Tankers	—	—	20,517
Long-term debt and finance leases - Teekay Tankers	—	—	119,082
Operating lease liabilities	63,704	65,870	76,314
Other long-term liabilities	63,855	63,133	63,957
Equity:
Non-controlling interests	1,182,531	1,159,723	1,068,068
Shareholders of Teekay	823,212	786,335	732,278
Total Liabilities and Equity	2,248,884	2,174,655	2,196,638

Net cash - Teekay Parent (2)	328,442	291,341	287,433
Net cash - Teekay Tankers (2)	427,520	370,423	226,343

(1)Short-term investments - Teekay Parent includes various bank term deposits and short-term debt securities issued by the United States government that have initial maturity dates of more than three months but less than one year from the origination date.
(2)Net cash is a non-GAAP financial measure and represents (a) cash and cash equivalents, and, if applicable, restricted cash and short-term investments, less (b) if applicable, current portion of long-term debt and current obligations related to finance leases, and long-term debt and long-term obligations related to finance leases.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Six Months Ended
	June 30,
	2024	2023
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	258,013	318,321
Non-cash and non-operating items:
Depreciation and amortization	45,691	48,359
Gain on sale of assets	(11,601)	—
Other	3,822	26,396
Change in other operating assets and liabilities	2,189	(31,118)
Expenditures for dry docking	(7,167)	(2,233)
Net operating cash flow	290,947	359,725
FINANCING ACTIVITIES
Issuance costs, net of proceeds from long-term debt	—	(3,536)
Prepayments of long-term debt	—	(1,000)
Scheduled repayments of long-term debt	—	(21,184)
Proceeds from short-term debt	—	50,000
Prepayments of short-term debt	—	(50,000)
Prepayment of obligations related to finance leases	(136,955)	(307,019)
Scheduled repayments of obligations related to finance leases	(5,213)	(21,665)
Purchase of Teekay Tankers common shares	—	(4,765)
Distributions from subsidiaries to non-controlling interests	(61,163)	(30,401)
Issuance of common stock upon exercise of stock options	5,079	—
Repurchase of Teekay Corporation common shares	(86)	(43,183)
Other financing activities	(2,542)	(971)
Net financing cash flow	(200,880)	(433,724)
INVESTING ACTIVITIES
Proceeds from sale of vessels and equipment	23,425	—
Expenditures for vessels and equipment	(3,851)	(2,700)
Deposit for vessel purchase	(7,054)	—
Decrease in short-term investments	106,498	73,688
Repayments from equity-accounted joint ventures	—	1,900
Net investing cash flow	119,018	72,888
Increase (decrease) in cash, cash equivalents and restricted cash	209,085	(1,111)
Cash, cash equivalents and restricted cash, beginning of the period	480,771	316,706
Cash, cash equivalents and restricted cash, end of the period	689,856	315,595

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income Attributable to Shareholders of Teekay
(in thousands of U.S. dollars, except per share data)

	Three Months Ended				Six Months Ended
	June 30,		March 31,		June 30,
	2024		2024		2024
	(unaudited)		(unaudited)		(unaudited)
		$ Per		$ Per		$ Per
	$	Share(1)	$	Share(1)	$	Share(1)
Net income – GAAP basis	110,250		147,763		258,013
Adjust for: Net income attributable to
non-controlling interests	(76,430)		(93,127)		(169,557)
Net income attributable to
shareholders of Teekay	33,820	0.36	54,636	0.59	88,456	0.95
(Subtract) add specific items affecting net income
Gain on sale of assets	—	—	(11,601)	(0.13)	(11,601)	(0.13)
Income tax recovery	—	—	(3,303)	(0.04)	(3,303)	(0.04)
Other - net(2)	(1,243)	(0.01)	2,480	0.03	1,237	0.02
Non-controlling interests’ share of items above(3)	593	0.01	(1,198)	(0.01)	(605)	—
Total adjustments	(650)	(0.01)	(13,622)	(0.15)	(14,272)	(0.15)
Adjusted net income attributable to
shareholders of Teekay	33,170	0.36	41,014	0.44	74,184	0.80

(1)Basic per share amounts.
(2)Includes foreign exchange gain for the three months ended June 30, 2024 and premiums related to early termination and write-off of prepaid lease financing costs due to the repurchase of eight sale-leaseback vessels during the three months ended March 31, 2024.
(3)Items affecting net income attributable to shareholders of Teekay include items from the Company’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to determine the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table. It includes a deferred drop down gain of $10.1 million associated with Teekay Tankers’ gain on sale of an Aframax vessel during the quarter ended March 31, 2024.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income Attributable to Shareholders of Teekay
(in thousands of U.S. dollars, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023		2023
	(unaudited)		(unaudited)
		$ Per		$ Per
	$	Share(1)	$	Share(1)
Net income – GAAP basis	148,408		318,321
Adjust for: Net income attributable to
non-controlling interests	(108,070)		(229,220)
Net income attributable to
shareholders of Teekay	40,338	0.43	89,101	0.92
(Subtract) add specific items affecting net income
Unrealized losses from derivative instruments	3,125	0.03	3,709	0.04
Realized gain on termination of interest rate swap	(3,215)	(0.03)	(3,215)	(0.03)
Restructuring charges, net of recoveries	—	—	1,619	0.02
Other - net(2)	1,234	0.01	5,256	0.05
Non-controlling interests’ share of items above(3)	1,291	0.01	(2,680)	(0.03)
Total adjustments	2,435	0.03	4,689	0.05
Adjusted net income attributable to
shareholders of Teekay	42,773	0.45	93,790	0.97
(1)Basic per share amounts.
(2)Includes costs related to the early termination of certain obligations related to finance leases and non-cash expenses related to the sale of certain pension-related assets and obligations, partially offset by an adjustment to the asset retirement obligation related to the Petrojarl Foinaven FPSO unit recognized during the six months ended June 30, 2023. Also includes foreign currency exchange losses (gains).
(3)Items affecting net income include items from the Company’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to determine the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix B - Supplemental Financial Information
Summary Statement of Income for the Three Months Ended
June 30, 2024
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Consolidation	Total
	Tankers	Parent	Adjustments(1)

Revenues	296,590	29,549	—	326,139

Voyage expenses	(100,097)	—	—	(100,097)
Vessel operating expenses	(38,356)	(25,411)	—	(63,767)
Time-charter hire expense	(19,670)	—	—	(19,670)
Depreciation and amortization	(22,373)	—	—	(22,373)
General and administrative expenses	(13,959)	(4,030)	—	(17,989)

Income from vessel operations (2)	102,135	108	—	102,243

Interest expense	(979)	(24)	—	(1,003)
Interest income	5,726	4,047	—	9,773
Equity income	905	—	—	905
Equity in income of subsidiaries (3)	—	30,585	(30,585)	—
Income tax expense	(2,282)	(1,507)	—	(3,789)
Other - net	1,465	656	—	2,121
Net income	106,970	33,865	(30,585)	110,250
Net income attributable to
non-controlling interests (4)	—	(45)	(76,385)	(76,430)
Net income attributable
to shareholders
of publicly-listed entities	106,970	33,820	(106,970)	33,820

(1)Consolidation Adjustments column includes adjustments which eliminate transactions between Teekay Tankers and Teekay Parent.
(2)In addition to the income from vessel operations earned by Teekay Parent, it also receives cash distributions from its consolidated publicly-traded subsidiary, Teekay Tankers. During the three months ended June 30, 2024, Teekay Parent received cash distributions of $22.0 million from Teekay Tankers.
(3)Teekay Corporation’s proportionate share of the net income of its publicly-traded subsidiary, Teekay Tankers.
(4)Net income attributable to non-controlling interests represents the public’s share of the net income of Teekay’s publicly-traded subsidiary, Teekay Tankers.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix C - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA
(in thousands of U.S. dollars)

	Three Months Ended
	June 30,	March 31,	June 30,
	2024	2024	2023
	(unaudited)	(unaudited)	(unaudited)
Net income	110,250	147,763	148,408
Depreciation and amortization	22,373	23,318	24,384
Net interest (income) expense	(8,770)	(4,138)	1,190
Income tax expense (recovery)	3,789	(2,847)	9,091
EBITDA	127,642	164,096	183,073
Specific income statement items affecting EBITDA:
Gain on sale of assets	—	(11,601)	—
Realized gains from interest rate swaps	—	—	(3,672)
Unrealized losses from derivative instruments	—	—	3,125
Equity income	(905)	(1,368)	(1,120)
Other - net	(2,121)	1,068	645
Adjusted EBITDA	124,616	152,195	182,051

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements included in this release, other than statements of historical fact, are forward-looking statements. When used in this release, the words “expect,” “believe,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will” or similar words are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. Forward-looking statements contained in this release include, among others, statements regarding: the timing of payments of cash dividends by Teekay Tankers; our expectations regarding Teekay Tankers' vessel sales, including the occurrence and timing of vessel delivery and completion of sale transactions and the anticipated gain from such sales; and management's expectations regarding the spot tanker market and rates and the Teekay Group's ability to benefit from strong tanker market fundamentals.

The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: payment by Teekay Tankers of its declared cash dividends; delays in vessel deliveries; changes in tanker market fundamentals or spot rates; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2023. Teekay expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Teekay’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda